Shinhan Financial Group’s FY 2010 Earnings Results to be released on February 8, 2011

Shinhan Financial Group will release its FY 2010 earnings results on February 8, 2011, at 3:30 pm (Seoul local time). The earnings presentation material will be posted on our website, www.shinhangroup.com.